FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 20, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for February 20, 2007 and incorporated by reference herein is the Registrant’s immediate report dated February 20, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: February 20, 2007

BluePhoenix Reports Impressive Results for Danish Commerce Agency Platform Migration Project

▶	Migration from Legacy ADABAS/Natural Applications to Oracle/Java

▶	Agency Cuts Application Operational Costs by 50%; Achieves Return on Investment Within One Year
▶	Agency Moves to a Faster, Safer, Less Expensive Web-based Registration System

COPENHAGEN, Denmark & HERZLIA, Israel –Feb. 20, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in enterprise IT modernization, today reported strong results for its platform migration project for the Danish Commerce and Companies Agency (DCCA), part of the Ministry of Economic and Business Affairs in Copenhagen.

The migration triple play (hardware/database/application development language) was necessary because the legacy application system, which processed 350,000 business registrations each year and shared data with the tax agency of Denmark, was difficult and expensive to maintain and enhance, and didn’t easily integrate with new systems. Moreover, it did not share common programming languages.

As a result, DCCA engaged BluePhoenix to convert the legacy systems into Java-code on an Oracle database with the goal of maintaining the same high-level of functionality of the existing system. The agency plans to rework the modernized application later, optimizing and adding new functionality per current and future business needs.

“We are exceptionally pleased with the results of our BluePhoenix migration project,” said Ole Blondal, CEO of Danish Commerce and Companies Agency. “DCCA has noted a 50% reduction in application operating costs and we’ve achieved a return on our investment in less than one year. These savings have enabled us to accelerate the improvement of Web-enabling our services. We now provide our customers with a faster, safer registration process.”

Under this project, BluePhoenix migrated more than 2,700 ADABAS/Natural programs with a million lines of code, and 200 ADABAS views from OS/390 (MVS) to Java/Oracle/J2EE running on Linux. 1,000 Natural character-based screens were converted by to graphical Web screens.

“In a typical month, DCCA runs 800,000 transactions over its applications. The migration project was enormous in scope and the results are equally impressive,” said Theis Eichel, general manager, Northern and Central Europe at BluePhoenix. “BluePhoenix has the automated tools, experience and expertise to enable such successful migrations from legacy ADABAS/Natural environments enabling organizations to more easily and cost-effectively meet business needs. We congratulate DCCA on its accomplishments.”

About EogS
Danish Commerce and Companies Agency is part of the Ministry of Economic and Business Affairs in Copenhagen. The Agency administers legislation regarding business and commerce in Denmark and is responsible for regulating accountants, real estate agents, authorized translators, interpreters, restaurants, and hotels, as well as the HomeService Scheme.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serves companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com